C/Funds Group, Inc. Mutual Fund Series Email: cfunds@ctrust.com - Internet: www.ctrust.com/cfunds.htm	201 Center Road, Suite 2 Venice, FL 34285 Voice: 941-488-6772 Toll Free: 800-338-9477 Fax: 941-496-4660

April 30, 2007

C/Fund	Today's NAV Per Share: $18.74 Total Assets Held: $4.1 million Percentage Invested In Stocks: 94%
Transactions (Shares Purchased and Sold Purchased: None Sold: 1,368 shares Integrys Energy Group; 1,314 shares Kraft Foods, Inc.

C/Growth Stock Fund	Today's NAV Per Share: $13.33 Total Assets Held: $2.2 million Percentage Invested In Stocks: 97%

Transactions (Shares Purchased and Sold)

Purchased: 900 shares BG Group PLC; 550 shares Assurant, Inc.; 700 shares Noble Corporation; 4,300 shares EMC Corporation.

Sold: 975 shares Genlyte Group, Inc.; 75 shares Ipsco, Inc.; 100 shares Precision Castparts Corp.; 250 shares Steel Dynamics, Inc.; 395 shares Bear Stearns Companies, Inc.; 3,430 shares ValueClick, Inc.

Return Information as of 04/30/07

Fund	YTD	Before Taxes				After Taxes on Distributions				After Taxes on Distributions and Sale of Fund Shares
04/30/07	4 Months	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception
C/Fund	4.63%	15.18%	8.24%	5.49%	9.33%	15.10%	8.00%	4.23%	7.56%	10.64%	5.63%	4.81%	7.04%
C/Growth Stock Fund	10.62%	10.39%	12.46%	10.49%	9.43%	7.89%	10.83%	8.50%	7.81%	9.28%	9.45%	8.91%	7.58%

NOTE: Performance data quoted represents past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Year to date return is actual and all others are annualized returns.

Remember that a fund's past performance is not necessarily an indication of how it will perform in the future.

Announcements

Fund Information Available on NASDAQ

You can now view NAV information on line through financial information providers such as Yahoo Finance. The ticker symbols are CFUNX for C/Fund and CGROX for C/Growth Stock Fund.

C/Funds on the Internet!

C/Funds information like daily Net Asset Values, current and previous newsletters, Annual Reports, and the Prospectus are now available via the World Wide Web. Point your favorite browser to http://www.ctrust.com and follow the C/Funds link for current information or the Library link for archives and larger documents.

You can also reach us by electronic mail at cfunds@ctrust.com.

C/Funds Offers Automatic Investing!

Free electronic transfers between your personal checking account and your C/Funds Group account enables you to invest conveniently without mailing checks. For more information please call us at (800) 338-9477 or 488-6772.

Get More Information

For more complete information about C/Funds Group, Inc., including expenses, review our Prospectus which is available at our web site as described above at "C/FUNDS on the Internet," by writing to us at the address shown on this newsletter, or by calling (800) 338-9477 or (941)-488-6772. Read the Prospectus carefully before you invest or forward funds.